
03050923

Contact: Martin Kleinman
Communications Strategies
718/398-4009

David J. Stob
Airspray International, Inc.
954/972-7750

FOR IMMEDIATE RELEASE

AIRSPRAY INSTANT FOAM DISPENSERS PROVE SUCCESSFUL IN SUNCARE CATEGORY

***Sara Lee** is the latest maker of suncare products to benefit from consumer demand for neat, clean and easy-to-use application...*

POMPANO BEACH, Florida -- The recent unveiling of **Sara Lee's** instant foam Delial suncare products -- to be sold throughout Europe -- is further proof that convenient, easy-to-use one-touch foamers from Airspray International have made rapid inroads into yet another consumer product category.

According to David J. Stob, Director - Business Development for Airspray, the company's mechanical foamers provide the packaging punch and enhanced shelf-appeal so critical to the success of suncare products -- including SPF, self-tanners and after-sun products -- in both the mass and prestige segments of the market.

"Sara Lee's multi-SKU commitment to our newest G3 dispenser technology, which includes SPF and after-sun products for adults and children, makes a huge statement," Stob said. "Consumers want convenience, ease-of-use, and comfort. The soft, creamy foam produced by our pump foamers delivers a gentle product that is easy to apply, feels great and is fun to use. And, importantly, foam is streak-free, an important product benefit within the self-tanner portion of the overall suncare category."

Neutrogena got things rolling with its instant-foamer-based product line the *Neutrogena Sunless Tanner & Bronzer*. This leading brand in the personal care and skin cleanser field introduced the line based upon its success with earlier *Sunless Tanning Foam* product lines. The introduction was the fourth product line within Neutrogena's product offering using instant-foamers.

Another major entry in recent months is suncare product leader Schering-Plough's launch of *Bain de Soleil* Streakguarde Foam self-tanner, offered with an appealing bonus-pack and based upon the new state-of-the-art Airspray F3 fingerpump. Top-five category player Tanning Research Laboratories, Inc. introduced *Hawaiian Tropic* Tan2Max Deep Tanning Salon Mousse to its innovative suncare product portfolio.

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Germany's *Becker Kosmetike* launched its Turbo Brown Power Foam, based upon Airspray's handy mini-foamer, which is perfectly sized for travel. Also in Europe, the Nestle´ *Bübchen* brand was early to market with its sun protection foam. Major retail chains have introduced store brand self-tanners as well.

Airspray offers the industry's most complete range of proven, precision-engineered, high-performance dispensers. They provide instant, perfect foam -- without chemical propellants. The foam is exceptionally mild and pleasing to the skin.

Foam delivery also enhances the distribution of effective ingredients needed in personal care applications, which makes it an appealing choice to product developers in an ever-growing range of consumer product categories.


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ABOUT AIRSPRAY N.V.

Airspray N.V. is a worldwide leader in the design, manufacture and supply of innovative non-aerosol dispensing technologies. Founded in 1983 in The Netherlands, Airspray has developed sophisticated user- and environmentally friendly dispensing solutions for multinational firms in the personal care, household product and pharmaceutical markets.

The company is listed on the Official Market of Euronext (Amsterdam). In the U.S., the company is traded over-the-counter ("AYAKY").

As the role of the dispenser has grown in the sales and merchandising of "sprayed" consumer products, Airspray's expertise in research and development, fast prototyping and quality of manufacture has

helped clients such as Bristol-Myers, Unilever, L'Oreal and Wella differentiate their products. For further information, call 954/972-7750 or 072-541-4666, or visit the company's web site at www.airspray.net.

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